Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements for the periods specified in the earnings release included as an exhibit to this Form 6-K. We undertake no obligation to update publicly any forward-looking statements in such earnings release or otherwise included in this Form 6-K.

A.          Operating Results

Overview

Our business addresses three critical demands in the education market of China and the U.S., students’ aspirations to be admitted into top post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through an integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Ambow Education Holding Ltd. (“Ambow”) is not an operating company incorporated in China but rather a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities (“VIEs”). Ambow does not conduct business operations directly but through Ambow’s PRC and Hong Kong subsidiaries and the consolidated VIEs, with which Ambow’s PRC and Hong Kong subsidiaries have maintained contractual arrangements and their respective subsidiaries. As a result of the prohibitions on direct investments by foreign enterprises, the K-12 Schools and CP&CE Programs business in China is conducted primarily through a series of VIE Agreements among Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”) and Beijing BoheLe Science and Technology Co., Ltd. (“BoheLe”), each of which is a wholly foreign owned enterprise (“WFOE”) and an indirect PRC subsidiary of Ambow, and Ambow Education Management (Hong Kong) Limited (“Ambow Education Management”), which is an indirect Hong Kong subsidiary of Ambow and one or more of the VIEs and the VIEs’ respective shareholders. All the consolidated VIEs and their respective subsidiaries, as PRC domestic entities, hold the licenses and permits necessary to conduct the education business in China and operate tutoring centers, K-12 schools, career enhancement centers and training offices.

Our condensed consolidated financial statements include two reportable segments, which are K-12 Schools, and CP&CE Programs. The tutoring centers, training offices, career enhancement centers and college campuses are within the CP&CE Programs segment. As of June 30, 2022, there were eighteen centers and schools in China, comprised of two K-12 schools, six tutoring centers, three career enhancement centers and seven training offices; in addition, there were three career enhancement college campuses in the U.S.

The consolidated VIEs and their subsidiaries offer a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management professionals in China. The two K-12 schools provide full-subject national curricula services for grades from K-10 to K-12, and international education programs, which are designed to prepare students to study abroad while specifically addressing their study needs in terms of both language and academics. The tutoring centers offer tutoring services that help students to perform better in school and prepare for the national college entrance examination. The career enhancement services are designed to assist undergraduates and recent graduates of universities and colleges to enhance their practical job skills and improve their competitive positioning in finding jobs through the physical career enhancement service networks and training offices on campus and through online programs. The corporate training services that are designed to improve employees’ and management teams’ soft skills are typically offered in the training offices, the corporate clients’ offices or hotel conference centers etc. To support educational and career enhancement services and products, a cloud-based learning engine is used to accommodate students’ individual learning habits and enrich their learning experience. We also offer career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool of Architecture and Design in the U.S.

The Standing Committee of the National People’s Congress promulgated an amendment to the Implementing Rules of the Law for Promoting Private Education on April 7, 2021, which has been effective since September 1, 2021 (the “2021 Implementing Rules”). The 2021 Implementing Rules prohibit foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties from controlling private schools that provide compulsory education by means of mergers, acquisitions, contractual arrangements, etc., and private schools providing compulsory education are prohibited from conducting transactions with their related parties. During the year ended December 31, 2021, to comply with the 2021 Implementing Rules, Beijing Ambow Shida Education Technology Co., Ltd. (“Ambow Shida”), one of the consolidated VIEs, planned to sell the Shuyang Galaxy School (“Shuyang K-12”) and business providing compulsory education services at Hunan Changsha Tongsheng Lake Experimental School (“Changsha K-12”) and Shenyang Universe High School (“Shenyang K-12”) (collectively known as the “K-9 Business”). Ambow Shida has identified a third party buyer and entered into a definitive sales agreement with this third party buyer. This agreement is currently undergoing the registration process. The sale of the K-9 Business is expected to be completed by December 31, 2022. Ambow Shida would act on behalf of the buyer for the K-9 business operation and management under the authorization of the buyer temporarily, till the registration process is completed. See Note 17-Assets and Liabilities Classified as Held for Sale to the condensed consolidated financial statements included in this Form 6-K for further details.

Net revenues decreased by RMB 97.9 million to RMB 204.0 million (US$ 30.5 million) for the six months ended June 30, 2022, from RMB 301.9 million in the same period of 2021, and decreased by RMB 62.4 million to RMB 109.9 million (US$ 16.4 million) for the three months ended June 30, 2022, from RMB 172.3 million in the same period of 2021. The decrease was primarily due to the planned sale of the K-9 Business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 Business since September 2021 was borne by and entitled to the buyer as agreed. The decrease was also partially due to the regulatory changes in China affecting the tutoring business since August 2021.

Net loss for the six months ended June 30, 2022 was RMB 90.2 million (US$ 13.5 million), compared with a net income of RMB 7.6 million in the same period of 2021. Net loss for the three months ended June 30, 2022 was RMB 72.3 million (US$ 10.8 million), compared with a net income of RMB 22.2 million in the same period of 2021.

Net revenues from the K-12 Schools segment accounted for 49.0%, 58.2%, 49.0% and 60.8% of the consolidated total net revenues in the six months ended June 30, 2022, and 2021 and three months ended June 30, 2022, and 2021, respectively. Net revenues from CP&CE Programs accounted for 51.0%, 41.8%, 51.0% and 39.2% of the consolidated total net revenues in the six months ended June 30, 2022, and 2021 and three months ended June 30, 2022, and 2021, respectively.

Factors affecting the results of operations

General factors affecting the results of operations

The consolidated VIEs and their subsidiaries have benefited significantly from the rapid national economic growth and the expanded educational and career enhancement services market in China over the past decades.

However, any adverse changes in the economic conditions or the regulatory environment may have a material adverse effect on the education and career enhancement industries, which in turn may harm the business and results of the operations of the consolidated VIEs and their subsidiaries. The consolidated VIEs and their subsidiaries are subject to a legal regime consisting of regulations governing various aspects of their business, such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect the business of the consolidated VIEs and their subsidiaries.

Specific factors affecting the results of operations

The business of the consolidated VIEs and their subsidiaries is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments. The number of student enrollments is largely driven by the demand for the educational programs offered through K-12 Schools and CP&CE Programs, the amount of fees, the marketing and brand promotion efforts, the locations and capacity of the tutoring centers, K-12 schools, training offices, career enhancement centers and campuses, the ability to maintain the consistency and quality of teaching, and the ability to respond to competitive pressures, as well as seasonal factors.
●	The amount of fees. The consolidated VIEs and their subsidiaries determine course fees for the tutoring and career enhancement services primarily based on the level of demand and the targeted market for courses, the geographic location and capacity of the center, costs of delivering services, and the course fees charged by the competitors for the same or similar courses.

Education services are an investment for the future, especially for children’s education, in China. Steady growth in the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children. We believe that the tuitions of the educational services of the consolidated VIEs and their subsidiaries in China are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other discretionary spending before they reduce their spending on their children’s education.

The maximum tuition fees that a school can charge vary by location, but usually, the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually, the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount of the fees charged to students in the K-12 schools and tutoring centers.

●	Costs and expenses. We incur costs and expenses at both the headquarters level and at the K-12 schools, tutoring centers, training offices, career enhancement centers and campuses. The most significant costs are compensation and social welfare paid to/for teachers, rental and teaching-related expenses. A substantial majority of the operating expenses are selling and marketing and general and administrative expenses.

Effects of disposals and other strategic plans

In the six months ended June 30, 2022, several subsidiaries were closed through the deregistration procedures of local governmental and corporate service institutions. Gain from the deregistration of subsidiaries was RMB 0.3 million (US$ 0.04 million) in the period.

In the six months ended June 30, 2022, 70% ownership of OOOK Holding Co., Ltd. was sold to a third party. The disposal was not a strategic shift of the business and would not have a major impact on the business; therefore, the disposal did not qualify as discontinued operations. Loss on the disposal of subsidiaries was RMB 1.1 million (US$ 0.2 million) in the period.

There were no acquisitions during the six months ended June 30, 2022.

Key financial performance indicators

Key financial performance indicators consist of net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following tables set forth the consolidated net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the six months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Net revenues	30,463	204,043	100.0	301,856	100.0
Cost of revenues	(19,092)	(127,878)	(62.7)	(181,305)	(60.1)
Gross Profit	11,371	76,165	37.3	120,551	39.9

	For the three months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Net revenues	16,412	109,928	100.0	172,251	100.0
Cost of revenues	(9,683)	(64,855)	(59.0)	(96,322)	(55.9)
Gross Profit	6,729	45,073	41.0	75,929	44.1

Net revenues

In the six months ended June 30, 2022, and 2021 and three months ended June 30, 2022, and 2021, there were net revenues of RMB 204.0 million (US$ 30.5 million), RMB 301.9 million and RMB 109.9 million (US$ 16.4 million) and RMB 172.3 million, respectively.

Such decreases were primarily due to the planned sale of the K-9 Business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 Business since September 2021 was borne by and entitled to the buyer as agreed. The decreases were also partially due to the regulatory changes in China affecting the tutoring business since August 2021.

Net revenues from the two reportable segments in terms of percentages of the overall net revenues are as follows in the six and three months ended June 30, 2022, and 2021:

	For the six months ended June 30,		For the three months ended June 30,
	2022	2021	2022	2021
	%	%	%	%
K-12 Schools:	49.0	58.2	49.0	60.8

CP&CE Programs:	51.0	41.8	51.0	39.2

K-12 Schools. There were two K-12 schools as of June 30, 2022, providing full curriculum services and international education programs to high school students. The K-12 schools recognize revenues from tuition and associated accommodation fees ratably over the corresponding semester. Tuition and fees collected from students at the K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester. The K-12 schools usually collect tuition and fees at the beginning of the spring and fall semesters, which are between February and March and August and October, respectively. The most significant factors that directly affect the net revenues for the K-12 schools are the number of student enrollments and the tuition and fees charged per student. Tuition and fees range from RMB 7,000 to RMB 80,000 per year. Students per class at the K-12 schools range from 30 to 60.

CP&CE Programs. CP&CE Programs include tutoring services and career enhancement services. The tutoring centers offer tutoring programs to school students. Tutoring tuition is collected in advance and recorded as deferred revenues and recognized as revenues proportionally when the services are delivered over the service periods, which typically range from one to three months. The most significant factors that directly affect the net revenues in tutoring services are the number of students and the amount of tuition charged per student. Tuition range from RMB 100 to RMB 16,000 per program. Students per class at the tutoring centers range from 4 to 20.

Career enhancement services are provided by three career enhancement centers and seven training offices in China, and three career enhancement college campuses in the U.S. Revenues are recognized over the periods of services, which range from days to months. Tuition and services fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. Tuition and service fees range from RMB 400 to RMB 20,000 per program. Students per class at the career enhancement centers, training offices and career enhancement colleges range from 15 students to 50 students per class.

Cost of revenues

Cost of revenues for educational and career enhancement programs and services primarily consists of:

●	Compensations to teachers and instructors. There are full-time teachers and part-time adjuncts. Full-time teachers and instructors mainly deliver teaching and learning support work at the K-12 schools, tutoring centers and career enhancement centers. Their compensations and benefits primarily consist of salaries, performance-linked bonuses based on student evaluations and employee welfare and benefits. Compensations of part-time adjuncts include teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;
●	Rental, utilities, water, security and other operating expenses for the operation of the schools and centers;
●	Depreciation and amortization of leasehold improvements and equipment;
●	Services purchased for students dining, residence, uniforms, supplies and other accommodation matters; and
●	Amortization of long-lived assets.

Gross profit

Gross profit as a percentage of the net revenues was 37.3%, 39.9%, 41.0% and 44.1% in the six months ended June 30, 2022, and 2021 and three months ended June 30, 2022, and 2021, respectively. The decreases in gross profit and gross margin were mainly attributable to the immediate impact of regulatory changes on net revenues of the tutoring business, while there was less impact on costs during the periods.

Operating expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following tables set forth the components of the operating expenses, both in amounts and as a percentage of revenues, for the periods indicated.

	For the six months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Net revenues	30,463	204,043	100.0	301,856	100.0
Operating expenses:
Selling and marketing	(2,576)	(17,253)	(8.5)	(24,422)	(8.1)
General and administrative	(13,443)	(90,043)	(44.1)	(85,357)	(28.3)
Research and development	(986)	(6,603)	(3.2)	(5,602)	(1.8)

Total operating expenses	(17,005)	(113,899)	(55.8)	(115,381)	(38.2)

	For the three months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Net revenues	16,412	109,928	100.0	172,251	100.0
Operating expenses:
Selling and marketing	(1,121)	(7,511)	(6.8)	(13,422)	(7.8)
General and administrative	(8,413)	(56,349)	(51.3)	(38,412)	(22.3)
Research and development	(463)	(3,101)	(2.8)	(3,757)	(2.2)

Total operating expenses	(9,997)	(66,961)	(60.9)	(55,591)	(32.3)

Selling and marketing expenses. It primarily consists of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decreases in selling and marketing expenses in the six months and three months ended June 30, 2022 were mainly due to stringent expense controls.

General and administrative expenses. It primarily consists of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utility payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses increased by RMB 4.6 million to RMB 90.0 million for the six months ended June 30, 2022, from RMB 85.4 million for the same period of 2021, and increased by RMB 17.9 million to RMB 56.3 million for the three months ended June 30, 2022, from RMB 38.4 million for the same period of 2021. The increases mainly include a write-off of long-term receivables due from Jinghan Taihe of RMB 13.7 million and a share-based compensation expense of RMB 6.7 million, and partially offset by the decrease of operating expenses due to stringent expense control in the periods.

Research and development expenses. It primarily consists of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The changes were relatively small in the periods.

Share-based compensation expenses. The following tables set forth the allocation of the share-based compensation expenses, both in amount and as a percentage of total share-based compensation expenses.

	For the six months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(1,067)	(7,145)	100.0	(439)	100.0

Total share-based expenses	(1,067)	(7,145)	100.0	(439)	100.0

	For the three months ended June 30,
	2022			2021
	US$	RMB	%	RMB	%

	(in thousands, except percentages)
Allocation of share-based expenses:
General and administrative	(1,035)	(6,931)	100.0	(220)	100.0

Total share-based expenses	(1,035)	(6,931)	100.0	(220)	100.0

We adopted the 2010 Equity Incentive Plan in June 2010, and it became effective upon completion of our 2010 IPO. An Amended 2010 Plan became effective and was adopted on December 21, 2018. From the year 2015 to the six months ended June 30, 2022, we granted restricted shares to employees, directors and a third party service provider. No options were granted. We have adopted the provisions of ASC 718, “Stock Compensation,” for the restricted shares we granted. For restricted shares granted, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

Taxation

We are a Cayman Islands company, and the K-12 Schools and CP&CE Programs business in China are currently conducted through contractual arrangements with the VIEs and their subsidiaries in China. Under the current laws of the Cayman Islands, our Cayman Island subsidiaries and ourselves are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Our Hong Kong incorporated subsidiaries are subject to Hong Kong profit tax. Hong Kong’s two-tier income tax system was officially implemented on April 1, 2018. Only one of our subsidiaries in Hong Kong is subject to the profits tax rate of 8.25% for the first HK$ 2.0 million of assessable profits. Profits exceeding HK$ 2.0 million and other subsidiaries in Hong Kong are taxed at 16.5%.

Entities incorporated in Taiwan are subject to Taiwan profit tax at a rate of 17%.

The following is a summary of the types and rates of taxation to which the consolidated VIEs and their subsidiaries are subject.

VAT

The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6%.

As of June 30, 2022, and December 31, 2021, the payable balances for VAT were RMB 2.4 million and RMB 2.7 million, respectively.

Business tax

In the PRC, business taxes used to be imposed by the government on the revenues arising from the provision of taxable services, including but not limited to education, in the years before 2016. The business tax rates for our subsidiaries and consolidated variable interest entities ranged from 3% to 5%. The business tax was then replaced by the VAT in 2016 and thereafter.

As of June 30, 2022, and December 31, 2021, the payable balances for business tax were RMB 16.7 million and RMB 17.3 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the condensed consolidated financial statements.

Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign-invested enterprises.

EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a foreign-invested enterprise or FIE to its immediate holding company outside of the PRC. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong or other jurisdictions that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company and satisfies the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009, addressing how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws and rules. On February 22, 2008, the Ministry of Finance (“MOF”) and the State Administration of Taxation (“SAT”) jointly issued a circular which stated that FIEs that generate earnings in or after 2008 and distribute those earnings to foreign investors should pay the withholding tax. As stipulated in the EIT Law, if the earnings of a tax resident enterprise are distributed to another tax resident enterprise, the withholding tax can be exempted. According to EIT Law and EIT Implementing Regulations, a tax resident enterprise is an entity incorporated in the PRC or incorporated outside the PRC, but its “place of effective management” is in the PRC. We assessed and concluded that we do not satisfy the definition of a tax resident enterprise. We have further determined that our FIEs in PRC will not declare any dividend should the withholding tax on dividends be applied. Accordingly, we did not record any withholding tax on the retained earnings of its FIEs in PRC for the three months and six months ended June 30, 2022, and 2021, respectively.

Private schools

The Law for Promoting Private Education was promulgated on November 7, 2016, and went into effect on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools, but sponsors are not permitted to register for-profit schools that provide compulsory education. Non-profit private schools will be entitled to the same tax benefits as public schools, while for-profit private schools may be subject to a 25% enterprise income tax rate. The private schools that are operated by the subsidiaries of the consolidated VIEs are registered as for-profit. The private schools have recognized income tax payable using the unified income tax rate of 25% because the obligation was considered probable.

Critical accounting policies and estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the condensed consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The condensed consolidated financial statements include the financial statements of Ambow, Ambow’s subsidiaries and PRC WOFEs, the consolidated VIEs and their subsidiaries. We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. Each of our PRC WOFEs and Ambow Education Management has entered into contractual arrangements with the VIEs and their shareholders, which enable us to (1) have the power to direct activities that most significantly affect the economic performance of the VIEs and (2) receive substantially all of the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, we are the primary beneficiary of the VIEs and have consolidated the VIEs’ financial results of operations, assets and liabilities in our condensed consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

The entities apart from the consolidated VIEs mainly include Ambow Education Holding Ltd., Ambow Education Ltd. and its subsidiaries including Bohele, Ambow Education Management Ltd. and its subsidiaries including Ambow Shengying, Ambow Education Management, Ambow Education Inc., Ambow BSC Inc., Bay State College, Ambow NSAD Inc. and NewSchool. Except for Bay State College and NewSchool, these entities are all for equity investment holding purposes.

Revenue recognition

Net revenues are generated from delivering educational programs and services and intellectualized operational services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Our condensed consolidated financial statements include two reportable segments: 1) K-12 Schools and 2) CP&CE Programs. K-12 schools mainly provide full curriculum educational services to senior high school students in China. CP&CE Programs offer tutoring services to pre-school children and senior high school students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Bay State College and NewSchool in the U.S. under CP&CE Programs offer career-focused post-secondary educational services to undergraduate students in the U.S.

For individual customers, including pre-school children and senior high school students, and undergraduate students, usually, there are no written formal contracts between the students and ourselves as according to business practice. Records with students’ names, grades, tuition and fees collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For colleges and corporate clients, there are written formal contracts with these customers that record service fees, service period, each party’s rights and obligations and payment terms.

For individual customers, including pre-school children and senior high school students and undergraduate students, our performance obligations are to provide acknowledged academic education, including kindergarten, grades from ten to twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods, or to provide intellectualized operational services and warranty of an agreed period of time.

For individual customers, including pre-school children and senior high school students, and undergraduate students, the transaction price of each customer is the tuition, and the fee is normally received upfront. For college and corporate customers, the transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either upfront or within payment terms depending on each contract. Circumstances like other variable considerations, significant financing components, non-cash considerations, and considerations payable to a customer did not exist.

For the individuals, college and corporate customers, we identify one performance obligation. The transaction prices are allocated to the one performance obligation. For intellectualized operational services to corporate customers, we identify two distinct performance obligations, which are to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately, and these two services are usually quoted to customers with stand-alone prices, which are determined by the cost of services plus a certain amount of profit. The transaction price from the contract is allocated according to the stand-alone selling prices of each obligation.

For individual customers, including pre-school children and senior high school students and undergraduate students, we satisfy performance obligations to students over time and recognize revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time and recognize revenue according to the number of months within the academic year or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time and use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For the performance obligation of the warranty, the change of control would be transferred to the customer over time. Accordingly, we recognize revenue using a straight-line method within the whole warranty period.

Intangible assets, net

Intangible assets represent the brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce, non-compete agreement and accreditation. The software was initially recorded at historic acquisition costs or costs directly incurred to develop the software during the application development stage that can provide future benefits and amortized on a straight-line basis over estimated useful lives.

Other finite-lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except for student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows:

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Trade names	Indefinite
Brand	Indefinite
Others	1.3 years to 10 years

We have determined that trade names and brands have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names and brands. Consequently, the carrying amounts of trade names and brands are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names and brands with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names and brands exceed their fair values.

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing a qualitative assessment. When these events occur, we estimate the fair value of these trade names and brands with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that are frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, the economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names and brands.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We do not record PRC withholding tax expenses for foreign earnings, which we plan to reinvest to expand PRC operations. We considered business plans, planning opportunities and expected future outcomes in assessing the needs for future expansion and support of our operations. If our business plans change or our future outcomes differ from our expectations, PRC withholding tax expense and our effective tax rate could increase or decrease in that period.

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether and the extent to which additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite the belief that their tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

Lease

We adopted ASC 842 Leases as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, we have not restated comparative period financial information for the effects of ASC 842 and will not make the new required lease disclosures for comparative periods beginning before January 1, 2019. We selected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify a lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term leases and are not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. We recognize lease expenses for short-term leases on a straight-line basis over the lease term. For finance lease, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of our lease agreements contain renewal options; however, we do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that we are reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material-restrictive covenants.

Operating lease

When none of the criteria of a finance lease are met, we shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
c.	The lease term is for the major part of the remaining economic life of the underlying asset;
d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;
e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Share-based compensation

We grant restricted shares to our employees, directors and service providers. Share-based compensation expense is measured at the grant date using the fair value of the equity instrument issued net of an estimated forfeiture rate and, therefore, only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Foreign currency translation and transactions

We use RMB as our reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, United States, Hong Kong and the British Virgin Islands is US$, the functional currency of the consolidated VIE and its subsidiary incorporated in Taiwan is TWD, and the functional currency of the consolidated VIEs and their subsidiaries in China is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is, the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

In the condensed consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ and TWD as their functional currencies, have been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency using the exchange rates as of the balance sheet date, equity accounts are translated using historical exchange rates, and revenues, costs, expenses, gains and losses are translated using the average rate for the period/year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere in this report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

	For the six months ended June 30,			For the three months ended June 30,
	2022	2022	2021	2022	2022	2021
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	29,697	198,912	301,104	15,732	105,373	171,590
- Intellectualized operational services	766	5,131	752	680	4,555	661
Total net revenues	30,463	204,043	301,856	16,412	109,928	172,251
COST OF REVENUES:
- Educational programs and services	(18,571)	(124,389)	(179,375)	(9,222)	(61,767)	(95,536)
- Intellectualized operational services	(521)	(3,489)	(1,930)	(461)	(3,088)	(786)
Total cost of revenues	(19,092)	(127,878)	(181,305)	(9,683)	(64,855)	(96,322)
GROSS PROFIT	11,371	76,165	120,551	6,729	45,073	75,929
Operating expenses:
Selling and marketing	(2,576)	(17,253)	(24,422)	(1,121)	(7,511)	(13,422)
General and administrative	(13,443)	(90,043)	(85,357)	(8,413)	(56,349)	(38,412)
Research and development	(986)	(6,603)	(5,602)	(463)	(3,101)	(3,757)
Total operating expenses	(17,005)	(113,899)	(115,381)	(9,997)	(66,961)	(55,591)
OPERATING (LOSS) INCOME	(5,634)	(37,734)	5,170	(3,268)	(21,888)	20,338
OTHER INCOME	686	4,599	5,577	347	2,328	3,351
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,948)	(33,135)	10,747	(2,921)	(19,560)	23,689
Income tax expense	(8,517)	(57,050)	(3,155)	(7,876)	(52,756)	(1,526)
NET (LOSS) INCOME	(13,465)	(90,185)	7,592	(10,797)	(72,316)	22,163
Less: Net loss attributable to non-controlling interest	(174)	(1,167)	(519)	(130)	(868)	(277)
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(13,291)	(89,018)	8,111	(10,667)	(71,448)	22,440

Six and three months ended June 30, 2022, compared with six and three months ended June 30, 2021

Net revenues. Net revenues decreased by RMB 97.9 million to RMB 204.0 (US$ 30.5 million) for the six months ended June 30, 2022, from RMB 301.9 million in the same period of 2021, and decreased by RMB 62.4 million to RMB 109.9 (US$ 16.4 million) for the three months ended June 30, 2022, from RMB 172.3 million in the same period of 2021. The decrease was primarily due to the planned sale of the K-9 Business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 Business since September 2021 was borne by and entitled to the buyer as agreed. The decrease was also partially due to the regulatory changes in China affecting the tutoring business since August 2021.

Cost of revenues. Cost of revenues decreased by RMB 53.4 million to RMB 127.9 million (US$ 19.1 million) for the six months ended June 30, 2022, from RMB 181.3 million in the same period of 2021, and decreased by RMB 31.4 million to RMB 64.9 million (US$ 9.7 million) for the three months ended June 30, 2022, from RMB 96.3 million in the same period of 2021. The decreases in cost mainly came from the planned sale of the K-9 Business and less cost of the tutoring business.

Gross profit. Gross profit as a percentage of net revenues decreased to 37.3% in the six months ended June 30, 2022, from 39.9% in the same period of 2021, and decreased to 41.0% in the three months ended June 30, 2022, from 44.1% in the same period of 2021. The decreases in gross profit and gross margin were mainly attributable to the instant impact from regulatory changes to net revenues of the tutoring business while less impact on cost during the periods.

Operating expenses. Total operating expenses decreased by 1.3% to RMB 113.9 million (US$ 17.0 million) for the six months ended June 30, 2022, from RMB 115.4 million for the same period of 2021, and increased by 20.5% to RMB 67.0 million (US$ 10.0 million) for the three months ended June 30, 2022, from RMB 55.6 million for the same period of 2021. The analysis of changes is as below.

●	Selling and marketing expenses. It decreased by 29.4% to RMB 17.3 million (US$ 2.6 million) in the six months ended June 30, 2022, from RMB 24.4 million in the same period of 2021, and decreased by 44.0% to RMB 7.5 million (US$ 1.1 million) in the three months ended June 30, 2022, from RMB 13.4 million in the same period of 2021. The decreases were mainly attributable to stringent expense controls.
●	General and administrative expenses. It increased by 5.5% to RMB 90.0 million (US$ 13.4 million) in the six months ended June 30, 2022, from RMB 85.4 million in the same period of 2021, and increased by 46.7% to RMB 56.3 million (US$ 8.4 million) in the three months ended June 30, 2022, from RMB 38.4 million in the same period of 2021. The increases mainly include a write-off of long-term receivables due from Jinghan Taihe of RMB 13.7 million and a share-based compensation expense of RMB 6.7 million, partially offset by the decrease of operating expenses due to stringent expense control in the periods.
●	Research and development expenses. It increased by 17.9% to RMB 6.6 million (US$ 1.0 million) in the six months ended June 30, 2022, from RMB 5.6 million in the same period of 2021. The increase was due to more expenditures on staff compensation since the beginning of 2022. The research and development expenses decreased by 17.5% to RMB 3.1 million (US$ 0.5 million) in the three months ended June 30, 2022, from RMB 3.8 million in the same period of 2021, as stringent expense controls were implemented from the second quarter of 2022.

Other income, net. Net other income was RMB 4.6 million (US$ 0.7 million) for the six months ended June 30, 2022, compared to net other income of RMB 5.6 million in the same period of 2021. Net other income was RMB 2.3 million (US$ 0.3 million) for the three months ended June 30, 2022, compared to net other income of RMB 3.4 million in the same period of 2021.

Income tax expense. Income tax expense increased by RMB 53.9 million to RMB 57.1 million (US$ 8.5 million) for the six months ended June 30, 2022, from RMB 3.2 million in the same period of 2021, increased by RMB 51.3 million to RMB 52.8 million (US$ 7.9 million) for the three months ended June 30, 2022, from RMB 1.5 million in the same period of 2021. The increases mainly included RMB 39.0 million of the income tax expense from the gain of waived inter-group payables and RMB 9.0 million from the valuation allowance for the deferred tax assets resulting from the write-off of long-term receivables due from Jinghan Taihe.

Net (loss) / income. According to the above-mentioned factors, there was a net loss of RMB 90.2 million (US$ 13.5 million) for the six months ended June 30, 2022, compared with a net income of RMB 7.6 million in the same period of 2021. There was a net loss of RMB 72.3 million (US$ 10.8 million) for the three months ended June 30, 2022, compared with a net income of RMB 22.2 million in the same period of 2021.

Discussion of segment operations

Our chief operating decision maker (“CODM”) has been identified as our CEO, who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing our performance. There are two reportable segments: 1) K-12 schools and 2) CP&CE Programs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table lists the net revenues, cost of revenues, gross profit, and gross margin by each reportable segment for the periods indicated:

	For the six months ended June 30,			For the three months ended June 30,
	2022	2022	2021	2022	2022	2021
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	14,922	99,950	175,650	8,048	53,909	104,748
CP&CE Programs	15,541	104,093	126,206	8,364	56,019	67,503
Total net revenues of reportable segments and the Company	30,463	204,043	301,856	16,412	109,928	172,251
Cost of revenues:
K-12 Schools	(7,682)	(51,452)	(97,886)	(4,067)	(27,238)	(52,297)
CP&CE Programs	(11,410)	(76,426)	(83,419)	(5,616)	(37,617)	(44,025)
Total costs of revenues of reportable segments and the Company	(19,092)	(127,878)	(181,305)	(9,683)	(64,855)	(96,322)
Gross profit
K-12 Schools	7,240	48,498	77,764	3,981	26,671	52,451
CP&CE Programs	4,131	27,667	42,787	2,748	18,402	23,478
Total gross profit of reportable segments and the Company	11,371	76,165	120,551	6,729	45,073	75,929
Gross margin
K-12 Schools	48.5%	48.5%	44.3%	49.5%	49.5%	50.1%
CP&CE Programs	26.6%	26.6%	33.9%	32.8%	32.8%	34.8%
Total gross margin of reportable segments and the Company	37.3%	37.3%	39.9%	41.0%	41.0%	44.1%

Six and three months ended June 30, 2022, compared with six and three months ended June 30, 2021

K-12 Schools

The net revenues decreased by RMB 75.7 million to RMB 100.0 million (US$ 14.9 million) for the six months ended June 30, 2022, from RMB 175.7 million in the same period of 2021, and decreased by RMB 50.8 million to RMB 53.9 million (US$ 8.0 million) for the three months ended June 30, 2022, from RMB 104.7 million in the same period of 2021. The decreases were primarily due to the planned sale of the K-9 Business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 Business since September 2021 was borne by and entitled to the buyer as agreed.

The cost of revenues decreased by RMB 46.4 million to RMB 51.5 million (US$ 7.7 million) for the six months ended June 30, 2022, from RMB 97.9 million in the same period of 2021, and decreased by RMB 25.1 million to RMB 27.2 million (US$ 4.1 million) for the three months ended June 30, 2022, from RMB 52.3 million in the same period of 2021. The decreases resulted from the planned sale of the K-9 Business, which is expected to be completed by December 31, 2022.

The gross profit margin increased to 48.5% for six months ended June 30, 2022, from 44.3% for the same period of 2021, and decreased to 49.5% for three months ended June 30, 2022, from 50.1% for the same period of 2021. The changes in gross profit margins were insignificant.

CP&CE Programs

The net revenues decreased by RMB 22.1 million to RMB 104.1 million (US$ 15.5 million) for the six months ended June 30, 2022 from RMB 126.2 million in the same period of 2021, and decreased by RMB 11.5 million to RMB 56.0 million (US$ 8.4 million) for the three months ended June 30, 2022, from RMB 67.5 million in the same period of 2021. The decreases were mainly due to the regulatory changes in China affecting the tutoring business since August 2021.

The cost of revenues decreased by RMB 7.0 million to RMB 76.4 million (US$ 11.4 million) for the six months ended June 30, 2022, from RMB 83.4 million in the same period of 2021, and decreased by RMB 6.4 million to RMB 37.6 million (US$ 5.6 million) for the three months ended June 30, 2021, from RMB 44.0 million in the same period of 2021. The decreases mainly came from the lower cost associated with the tutoring business resulting from the regulatory changes in China since August 2021.

The gross profit margin decreased to 26.6% for six months ended June 30, 2022, from 33.9% for the same period of 2021, and decreased to 32.8% for three months ended June 30, 2022, from 34.8% for the same period of 2021. The changes were primarily contributed by the immediate impact of the regulatory changes on net revenues of the tutoring business while less impact on costs during the periods.

B.          Liquidity and Capital Resources

As of June 30, 2022, our consolidated current liabilities exceeded consolidated current assets by RMB 193.8 million. With certain non-cash payment adjustments excluded, there would be a positive working capital balance. Our consolidated net assets amounted to RMB 63.2 million as of June 30, 2022. We assess that we could meet our obligations for the next 12 months from the issuance date of the condensed consolidated financial statements.

Our principal sources of liquidity have been cash provided by operating activities. We had net cash used in operating activities of RMB 38.0 million and RMB 19.3 million for the six months ended June 30, 2022 and 2021, respectively. The increase in cash outflow in operating activities was mainly caused by less tuition received at the tutoring business due to the regulatory changes since August 2021. As of June 30, 2022, we had RMB 61.8 million in unrestricted cash and cash equivalents, RMB 18.5 million in short-term investments available for sale, and RMB 60.0 million in short-term investments held to maturity.

Our operating results for future periods are subject to numerous uncertainties, and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, short term investments available for sale and short term investments held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued, and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations, and we expect that we will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Condensed summary of our cash flows

	For the six months ended June 30,
	2022	2022	2021
	US$	RMB	RMB
	(in thousands)
Net cash used in operating activities	(5,673)	(38,010)	(19,339)
Net cash (used in) / provided by investing activities	(11,082)	(74,225)	69,839
Net cash provided by financing activities	2,536	16,982	—
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(78)	(520)	(71)
Net change in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(14,297)	(95,773)	50,429
Less: Net change in cash, cash equivalents and restricted cash included in assets held for sale	(104)	(696)	—
Net change in cash, cash equivalents and restricted cash	(14,193)	(95,077)	50,429
Cash, cash equivalents and restricted cash at beginning of periods	23,770	159,222	119,645
Cash, cash equivalents and restricted cash at end of periods	9,577	64,145	170,074

Operating activities

Net cash used in operating activities amounted to RMB 38.0 million (US$ 5.7 million) in the six months ended June 30, 2022, as compared to net cash used in operating activities of RMB 19.3 million in the same period of 2021.

Net cash used in operating activities in the six months ended June 30, 2022 was primarily attributable to net loss of RMB 90.2 million (US$ 13.5 million), a decrease in deferred revenue of RMB 58.3 million (US$ 8.7 million), a decrease in operating lease liability of RMB 6.3 million (US$ 0.9 million), an increase in other non-current assets of RMB 2.3 million (US$ 0.3 million), a decrease in accounts payable of RMB 2.1 million (US$ 0.3 million) and an increase in prepaid and other current assets of RMB 1.9 million (US$ 0.3 million). It’s partially offset by an increase in income tax payable of RMB 50.0 million (US$ 7.5 million), bad debt provision of RMB 22.0 million (US$ 3.3 million), amortization of operating lease right of use-asset of RMB 16.9 million (US$ 2.5 million), an increase in accrued and other liabilities of RMB 10.1 million (US$ 1.5 million), deferred income tax of RMB 9.8 million (US$ 1.5 million), share-based compensation expense of RMB 7.1 million (US$ 1.1 million), depreciation and amortization of RMB 6.8 million (US$ 1.0 million) and loss from disposal of subsidiaries of RMB 1.1 million (US$ 0.2 million).

Net cash used in operating activities in the six months ended June 30, 2021 was primarily attributable to a decrease in deferred revenue of RMB 27.1 million, a decrease in operating lease liability of RMB 13.8 million, an increase in prepaid and other current assets of RMB 5.4 million, a decrease in accrued and other liabilities of RMB 5.3 million, an increase in accounts receivable of RMB 2.4 million, an increase in other non-current assets of RMB 2.0 million and a gain from deregistration of subsidiaries of RMB 1.3 million. It’s partially offset by amortization of operating lease right of use-asset of RMB 15.4 million, depreciation and amortization of RMB 9.8 million, net income of RMB 7.6 million and bad debt provision of RMB 2.5 million.

Investing activities

Net cash used in investing activities amounted to RMB 74.2 million (US$ 11.1 million) in the six months ended June 30, 2022, as compared to net cash provided by investing activities of RMB 69.8 million in the same period of 2021.

Net cash used in investing activities in the six months ended June 30, 2022, was mainly attributable to the purchase of available-for-sale investments of RMB 70.0 million (US$ 10.5 million), purchase of held-to-maturity investments of RMB 120.0 million (US$ 17.9 million), purchase of property and equipment of RMB 1.1 million (US$ 0.2 million) and prepayment for leasehold improvement of RMB 1.4 million (US$ 0.2 million), partially offset by redemption of available-for-sale investments of RMB 57.0 million (US$ 8.5 million) and maturity of held-to-maturity investments of RMB 62.0 million (US$ 9.3 million).

Net cash provided by investing activities in the six months ended June 30, 2021, was mainly attributable to redemption of available-for-sale investments of RMB 100.5 million, maturity of held-to-maturity investments of RMB 164.0 million, partially offset by the purchase of available-for-sale investments of RMB 68.0 million, purchase of held-to-maturity investments of RMB 121.0 million, purchase of property and equipment of RMB 1.0 million, purchase of intangible assets of RMB 0.3 million and prepayment for leasehold improvement of RMB 4.4 million.

Financing activities

Net cash provided by financing activities amounted to RMB 17.0 million (US$ 2.5 million) in the six months ended June 30, 2022, as compared to nil net cash provided by financing activities in the same period of 2021.

Net cash provided by financing activities in the six months ended June 30, 2022, was mainly attributable to proceeds from short-term borrowing of RMB 19.1 million (US$ 2.8 million), proceeds from borrowing from related parties of RMB 1.2 million (US$ 0.2 million), and partially offset by repayment of borrowing from third party RMB 3.4 million (US$ 0.5 million).

Cash and cash equivalents included in held for sale

Net change in cash and cash equivalents included in held for sale amounted to RMB 0.7 million (US$ 0.1 million) in the six months ended June 30, 2022, which is the net change of the cash balances of the K-9 Business. No cash and cash equivalents included in held for sale were recognized in the six months ended June 30, 2021.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

		As of June 30,	As of December 31,
	Maturities	2022	2021
		RMB	RMB
		(In thousands)
Bank borrowing from Huaxia Bank	December 10, 2022	10,000	10,103
Bank borrowing from Huaxia Bank	January 6, 2023	10,000	—
Bank borrowing from Huaxia Bank	January 15, 2023	9,070	—

The weighted average interest rate of the outstanding borrowings was 4.35% and 4.35% per annum as of June 30, 2022, and December 31, 2021, respectively. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the six months ended June 30, 2022, and 2021 were RMB 25.3 million and RMB 19.5 million, respectively.

The borrowings incurred interest expenses were RMB 0.6 million and RMB 0.3 million for the six months ended June 30, 2022, and 2021, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for the six months ended June 30, 2022, and 2021, respectively.

See Note 9 Short-Term Borrowings to the condensed consolidated financial statements appearing elsewhere in this Form 6-K for further information.

Capital expenditures

Capital expenditures were RMB 2.5 million (US$ 0.4 million) and RMB 5.6 million in the six months ended June 30, 2022, and 2021, respectively. These capital expenditures were incurred primarily for investments in equipment and leasehold improvements.

Holding company structure

Ambow is not an operating company incorporated in China but rather a Cayman Islands holding company with no equity ownership in the consolidated VIEs. We do not conduct business operations directly but through our PRC and Hong Kong subsidiaries and the consolidated VIEs with which our PRC and Hong Kong subsidiaries have maintained contractual arrangements and their respective subsidiaries. Ambow Shengying and BoheLe, each of which is a WFOE and an indirect PRC subsidiary of Ambow, and Ambow Education Management, which is an indirect Hong Kong subsidiary of Ambow, have entered into a series of contractual agreements that establish the VIE structure. Our VIEs included Ambow Sihua Intelligent Technology Co., Ltd. (“Ambow Sihua”), Shanghai Ambow Education Information Consulting Co., Ltd. (“Ambow Shanghai”), Ambow Shida, Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”), Ambow Rongye Education and Technology Co., Ltd. (“Ambow Rongye”), Ambow Zhixin Education and Technology Co., Ltd. (“Ambow Zhixin”), IValley Co., Ltd. (“IValley”), Beijing JFR Education & Technology Co., Ltd. (“Beijing JFR”), and Jinan LYZX Business Management Co., Ltd. (“Jinan LYZX”).

As a holding company, we may receive and be dependent upon dividends and other distributions on equity paid by our PRC WFOEs and other subsidiaries for our cash and financing requirements, and our PRC WFOEs’ income, in turn, depends on the service fees paid by the consolidated VIEs and their subsidiaries. In addition, Ambow, its subsidiaries, the consolidated VIEs and their subsidiaries may also transfer cash to each other as part of the group cash management. If any of our subsidiaries, the consolidated VIEs and their subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments to us. However, as of the date of this report, none of our PRC WFOEs and other subsidiaries has made any dividends or other distributions to us, and we have not declared or paid any dividends on our shares and ADSs. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our PRC WFOEs and other subsidiaries or the consolidated VIEs and their subsidiaries via capital contributions or loans, as the case may be. Amounts owed under the VIE Agreements may be returned by our PRC/Hong Kong subsidiaries or the consolidated VIEs and their subsidiaries through repayment of loans or payment of service fees according to exclusive business service agreements, subject to the satisfaction of applicable government registration and approval requirements. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. We do not have an established cash management policy that dictates how funds are transferred between us, our subsidiaries, WFOEs, the consolidated VIEs and their subsidiaries. We do not, at this time, intend to distribute earnings or settle amounts owed under the VIE Agreements.

In addition, the Enterprise Income Tax Law and its implementation rules of the PRC provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. In addition, at the end of each fiscal year, each of our affiliated entities that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a for-profit private school, this amount shall be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount shall be equivalent to no less than 10% of the audited annual increase in the non-restricted net assets of the school, if any. In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Inflation

Inflation in China has not materially impacted the results of operations of us, the consolidated VIEs and their subsidiaries in recent years. However, we can provide no assurance that we, the consolidated VIEs and their subsidiaries will not be affected in the future.

C.          Research and Development, Patents and Licenses

There were 45 full-time employees under the research and development function as of June 30, 2022. Research and development expenses were RMB 6.6 million (US$ 1.0 million) and RMB 5.6 million in the six months ended June 30, 2022, and 2021; and RMB 3.1 million (US$ 0.5 million) and RMB 3.8 million in the three months ended June 30, 2022, and 2021, respectively.

D.          Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “A Operating and Financial Review and Prospects—Operating Results” and “B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

E.          Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of June 30, 2022 and December 31, 2021.

F.          Contractual Obligations

The following table presents a summary of the contractual obligations and payments, by period, as of June 30, 2022.

	Payments Due by Period
		2022
	Total	(remaining)	2023-2024	2025-2026	Thereafter
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	270.0	30.2	85.1	72.5	82.2
Short-term borrowings obligations	29.1	10.0	19.1	—	—